                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*

                               Borders Group, Inc.
                               -------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    099709107
                                    ---------
                                 (CUSIP Number)

                             Roy J. Katzovicz, Esq.
                    Pershing Square Capital Management, L.P.
                         888 Seventh Avenue, 29th Floor
                            New York, New York 10019
                                  212-813-3700
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 with a copy to:

                             Peter G. Samuels, Esq.
                               Proskauer Rose LLP
                     1585 Broadway, New York, New York 10036
                                  212-969-3000

                                January 10, 2008
                                ----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 099709107

1    Name of Reporting Person           Pershing Square Capital Management, L.P.

     I.R.S. Identification Nos. of above persons (entities only)

--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) |X|

--------------------------------------------------------------------------------
3    SEC Use Only

--------------------------------------------------------------------------------
4    Source of Funds (See Instructions)
     OO

--------------------------------------------------------------------------------
5    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
     2(d) or 2(e)
     [ ]

--------------------------------------------------------------------------------
6    Citizenship or Place of Organization
     Delaware

--------------------------------------------------------------------------------
                   7    Sole Voting Power                                -- 0 --

Number of               --------------------------------------------------------
                   8      Shared Voting Power                         10,597,880
Shares
                        --------------------------------------------------------
Beneficially       9      Sole Dispositive Power                         -- 0 --

Owned                   --------------------------------------------------------
                   10     Shared Dispositive Power                    10,597,880

--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person     10,597,880

--------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
     [ ]

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)                 18.0%(1)

--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)                              IA

--------------------------------------------------------------------------------

------------------------------
(1)  This calculation is based on 58,751,655 shares of common stock of Borders
     Group, Inc. outstanding as of November 29, 2007 as reported in its quarterly report on Form 10-Q for the quarterly period ended November 3,
     2007.

CUSIP No. 099709107

1    Name of Reporting Person                              PS Management GP, LLC
     I.R.S. Identification Nos. of above persons (entities only)

--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) |X|

--------------------------------------------------------------------------------
3    SEC Use Only

--------------------------------------------------------------------------------
4    Source of Funds (See Instructions)
     OO

--------------------------------------------------------------------------------
5    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)
     [ ]

--------------------------------------------------------------------------------
6    Citizenship or Place of Organization
     Delaware

--------------------------------------------------------------------------------
                   7    Sole Voting Power                                -- 0 --

Number of               --------------------------------------------------------
                   8    Shared Voting Power                           10,597,880
Shares
                        --------------------------------------------------------
Beneficially       9    Sole Dispositive Power                           -- 0 --

Owned                   --------------------------------------------------------
                   10   Shared Dispositive Power                      10,597,880

--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person     10,597,880

--------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
     [ ]

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)                 18.0%(2)

--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)                              OO

--------------------------------------------------------------------------------

---------------------------
(2)  This calculation is based on 58,751,655 shares of common stock of Borders
     Group, Inc. outstanding as of November 29, 2007 as reported in its quarterly report on Form 10-Q for the quarterly period ended November 3,
     2007.

CUSIP No. 099709107

1    Name of Reporting Person                            Pershing Square GP, LLC
     I.R.S. Identification Nos. of above persons (entities only)

--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) |X|

--------------------------------------------------------------------------------
3    SEC Use Only

--------------------------------------------------------------------------------
4    Source of Funds (See Instructions)
     OO

--------------------------------------------------------------------------------
5    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)
     [ ]

--------------------------------------------------------------------------------
6    Citizenship or Place of Organization
     Delaware

--------------------------------------------------------------------------------
                   7    Sole Voting Power                                -- 0 --

Number of               --------------------------------------------------------
                   8    Shared Voting Power                            5,337,092
Shares
                        --------------------------------------------------------
Beneficially       9    Sole Dispositive Power                           -- 0 --

Owned                   --------------------------------------------------------
                   10   Shared Dispositive Power                       5,337,092

--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person      5,337,092

--------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
     [ ]

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)                  9.1%(3)

--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)                              IA

--------------------------------------------------------------------------------

--------------------------
(3)  This calculation is based on 58,751,655 shares of common stock of Borders
     Group, Inc. outstanding as of November 29, 2007 as reported in its quarterly report on Form 10-Q for the quarterly period ended November 3,
     2007.

CUSIP No. 099709107

1    Name of Reporting Person                                  William A. Ackman
     I.R.S. Identification Nos. of above persons (entities only)

--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) |X|
--------------------------------------------------------------------------------
3    SEC Use Only

--------------------------------------------------------------------------------
4    Source of Funds (See Instructions)
     OO

--------------------------------------------------------------------------------
5    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)
     [ ]

--------------------------------------------------------------------------------
6    Citizenship or Place of Organization
     U.S.A.

--------------------------------------------------------------------------------
                   7    Sole Voting Power                                -- 0 --

Number of               --------------------------------------------------------
                   8    Shared Voting Power                           10,597,880
Shares
                        --------------------------------------------------------
Beneficially       9    Sole Dispositive Power                           -- 0 --

Owned                   --------------------------------------------------------
                   10   Shared Dispositive Power                      10,597,880

--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person     10,597,880

--------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
     [ ]

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)                 18.0%(4)

--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)                              IN

--------------------------------------------------------------------------------

--------------------------
(4)  This calculation is based on 58,751,655 shares of common stock of Borders
     Group, Inc. outstanding as of November 29, 2007 as reported in its quarterly report on Form 10-Q for the quarterly period ended November 3,
     2007.

     This Amendment No. 3 (this "Amendment No. 3") amends and supplements the statement on Schedule 13D, as amended to date (the "Schedule 13D"), by (i)
Pershing Square Capital Management, L.P., a Delaware limited partnership
("Pershing Square"), (ii) PS Management GP, LLC, a Delaware limited liability company ("PS Management"), (iii) Pershing Square GP, LLC, a Delaware limited liability company ("Pershing Square GP"), and (iv) William A. Ackman, a citizen of the United States of America (collectively, the "Reporting Persons"), relating to the common stock (the "Common Stock"), of Borders Group, Inc., a
Michigan corporation (the "Issuer"). Unless otherwise defined herein, terms defined in the Schedule 13D shall have such defined meanings in this Amendment
No. 3.

     On January 9, 2008, the Reporting Persons filed an amended statement on
Schedule 13D (Amendment No. 2) reflecting beneficial ownership on an aggregate basis of 10,597,880 (approximately 18.0%) shares of Common Stock and total economic exposure on 12,797,280 (approximately 21.8%) shares. As of January 14,
2008, as reflected in this Amendment No. 3, the Reporting Persons are reporting beneficial ownership on an aggregate basis of 10,597,880 (18.0%) shares of
Common Stock and total economic exposure on 14,339,180 (approximately 24.4%)
shares.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT TO
         SECURITIES OF THE ISSUER.

     Item 6 is hereby amended and restated in its entirety, as follows:

     In addition to the Common Stock beneficially held by the Reporting Persons, between January 10, 2008 and January 14, 2008, certain of the Reporting Persons entered into certain cash-settled total return swap agreements (the "Swaps") for the accounts of the funds such Reporting Persons control including, Pershing
Square, L.P. ("PSI"), Pershing Square II, L.P. ("PSII") and Pershing Square
International, Ltd. ("PSIL", collectively with PSI and PSII, the "Pershing
Square Funds"). The Swaps constitute economic exposure to approximately
1,541,900 shares of Common Stock in the aggregate, have reference prices ranging from $9.29 to $9.93 and expire on August 5, 2009. Under the terms of these Swaps
(i) the applicable Pershing Square Fund will be obligated to pay to the counterparty any negative price performance of the notional number of shares of
Common Stock subject to the applicable Swap as of the expiration date of such
Swap, plus interest, and (ii) the counterparty will be obligated to pay to the applicable Pershing Square Fund any positive price performance of the notional number of shares of Common Stock subject to the applicable Swap as of the expiration date of the Swaps. Any dividends received by the counterparty on such notional shares of Common Stock during the term of the Swaps will be paid to the applicable Pershing Square Fund. All balances will be cash settled at the expiration date of the Swaps. The Pershing Square Funds' counterparty for the
Swaps include entities related to UBS.

     These contracts do not give the Reporting Persons direct or indirect voting, investment, or dispositive control over any securities of the Issuer and do not require the counterparty thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership in securities that may be referenced in such contracts or that may be held from time to time by any counterparty to the contracts.

     In addition to the agreements referenced above, the Reporting Persons from time to time, may enter into and dispose of additional cash-settled total return swap or other similar derivative transactions with one or more counterparties that are based upon the value of the shares of Common Stock, which transactions may be significant in amount. The profit, loss and/or return on such additional contracts may be wholly or partially dependent on the market value of the shares of the Common Stock, relative value of the shares of the Common Stock in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which the shares of Common Stock may be included, or a combination of any of the foregoing.

     Exhibit 99.1 is incorporated by reference in to this Item 6 as if restated
in full herein

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 7 is hereby supplemented by adding the following exhibit:

                                        6

         Exhibit 99.1      Trading data of the transactions in Swaps

                                        7

                               S I G N A T U R E S

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Date:  January 14, 2008             PERSHING SQUARE CAPITAL MANAGEMENT, L.P.

                                    By:  PS Management GP, LLC,
                                         its General Partner

                                    By:  /s/  William A. Ackman
                                         --------------------------------------
                                         William A. Ackman
                                         Managing Member

                                    PS MANAGEMENT GP, LLC

                                    By:  /s/  William A. Ackman
                                         --------------------------------------
                                         William A. Ackman
                                         Managing Member

                                    PERSHING SQUARE GP, LLC

                                    By:   /s/  William A. Ackman
                                         --------------------------------------
                                         William A. Ackman
                                         Managing Member

                                         /s/  William A. Ackman
                                         --------------------------------------
                                         William A. Ackman

                                        8

                                  EXHIBIT INDEX

Exhibit 99.1    Trading data of the transactions in Swaps